Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 26 July 2005

Acquisition of GlycArt Biotechnology completed

The acquisition of GlycArt Biotechnology was closed on 25 July 2005.
Roche announced the signage of an agreement to acquire 100% of GlycArt Biotechnology AG, a privately owned Swiss biotech company on 19 July 2005.
GlycArt's unique technology for enhancing the efficacy of antibodies will further strengthen Roche's expertise in therapeutic antibody research and development.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Roche Group Media Office
Phone: +41-61-688 8888 / e-mail: basel.mediaoffice@roche.com
- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp